GAMMON GOLD INC.
1601 Lower Water Street
Summit Place, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1

ANNUAL INFORMATION FORM

For the year ended December 31, 2007

Dated as of March 26, 2008

GAMMON GOLD INC.
(the “Corporation”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	4

REPORTING CURRENCY, FINANCIAL INFORMATION	7

FORWARD-LOOKING STATEMENTS	7

SCENTIFIC AND TECHNICAL INFORMATION	8

GENERAL INFORMATION	8

Incorporation	8
Subsidiaries	8
General Development of the Business	9
Significant Acquisitions	10

NARRATIVE DESCRIPTION OF BUSINESS	11

General	11
Production and Total Cash Costs	11
Mineral Reserves and Mineral Resources	11
Sampling and Analysis, Data Verification	18
Uses of Gold	18
Markets, Sales and Refining	18
Employees and Labour Relations	18
Cycles	18
Competitive Conditions	19
Environmental Liabilities	19
Foreign Operations	19

MINERAL PROPERTIES	19

Ocampo Mine	19
Open Pit	24
Underground	25
El Cubo Mine	25
Guadalupe y Calvo	29

TAXES	31

LEGAL MATTERS	32

RISK FACTORS	32

CAPITAL STRUCTURE	43

MARKET FOR SECURITES	44

ESCROWED SECURITIES	44

MATERIAL CONTRACTS	45

INTEREST OF MANAGEMENT & OTHER MATERIAL TRANSACTIONS	45

TRANSFER AGENTS AND REGISTRAR	46

DIVIDENDS	46

INTERESTS OF EXPERTS	46

DIRECTORS AND OFFICERS	46

AUDIT COMMITTEE INFORMATION	48

CONTROLS AND PROCEDURES	50

ADDITIONAL INFORMATION	51

SCHEDULE "A" – AUDIT COMMITTEE CHARTER	52

GLOSSARY OF TERMS

Antithetic - Being in diametrical opposition.

Assay - Analysis to determine the amount or proportion of the element of interest contained within a sample.

Ball mill - A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.

Bench - The horizontal ledge in an excavation or mining operation that is drilled, blasted and excavated separately from other benches.

Concentrate - A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Crushing - Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.

Cyanidation - A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.

Development - Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock.

Dilution - Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade.

Dore - Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

Drift - A horizontal tunnel generally driven within or alongside an ore body and aligned parallel to the long dimension of the ore.

Drilling -

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core.  Air or water is circulated down to the bit between the inner and outer wall of the drill pipe.  The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed.

Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering, slope stability, and underground ground reinforcement purposes.

Exploration - Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation - A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste.

Grade - The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: metal content that was extracted from ore by processing.

Reserve grade: estimated metal content of an orebody that satisfies all economic, mining, and other criteria to be considered a reserve.

Grinding (Milling) - Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Heap leaching - A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

LIBOR - The London Inter-Bank Offered Rate for deposits.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Metres
Miles	×	1.60930	=	Kilometres
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.  Also the device used to perform grinding (milling).

Mineral reserve - See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”

Mineral resource - See “Narrative Description of the Business – Gold Mineral Reserves and Mineral Resources.”

Mining claim - That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net profits interest royalty - A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty - A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

NI 43-101 - National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Open pit mine - A mine where materials are removed entirely from a working that is open to the surface.

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Orebody - A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore - Mineralized rock in which some of the original minerals have been oxidized.  Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Qualified Person - An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association as defined in NI 43-101.

Ramp - An inclined roadway connecting two levels in an open pit or underground mine.

Reclamation - The process by which lands disturbed as a result of mining activity are modified to support beneficial land use.  Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and Closure Costs - The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate - A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore.  It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining - The final stage of metal production in which impurities are removed from the molten metal.

Shaft - A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Stope - An underground excavation from which ore is extracted.

Tailings - The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tailings storage facility - A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.

Tons - Short tons (2,000 pounds).

Tonnes - Metric tonnes (1,000 kiligrams)

Total cash costs - See “Narrative Description of the Business-Production and Total Cash Costs”

tpd - tonnes per day

t/y – tonnes per year

REPORTING CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated.

Gammon Gold Inc. (“Gammon” or the “Corporation”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Mineral reserves have been calculated in accordance with the National Instrument 43-101, as required by Canadian securities regulatory authorities.  In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms.  Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with requirements of the SEC.  Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  In addition, investors are cautioned not to assume that any part or all of Gammon’s mineral resources constitute or will be converted into reserves.

FORWARD-LOOKING INFORMATION

Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital  expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamations expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual  results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this Annual Information Form and in the Corporation's other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission should be read for a description of certain factors that could cause the actual results of the Corporation to materially differ from those in the oral forward-looking statements. Forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such document.  The Corporation disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in the Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Gammon, as applicable, under the supervision of, or has been reviewed by Abdullah Arik, B.Sc., MS, Mintec Inc., and Glenn R. Clark, P.Eng of Glenn Clark and Associates Limited for the Ocampo property and Jose L. Lee, Ph.D., Director of Exploration, Gammon Gold Inc. and Glenn R. Clark, P.Eng of Glenn R. Clark & Associates Limited for the El Cubo property.

The scientific and technical information relating to the Guadlupe y Calvo Project is based on the technical report on the Guadalupe y Calvo Project dated November 25, 2002 was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The information on the exploration work done on the property since the date of the Pincock, Allen & Holt report is summarized in the material change report filed by Mexgold on August 16, 2005.  Jim McGlasson, C.P.G. and P.Geo, is the qualified person responsible for all technical data reported in that material change report pursuant to NI 43-101.

Each of Messrs. Lee, Clark, Arik and Wendt is a “Qualified Person” as defined in National Instrument 43-101.  A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

GENERAL INFORMATION

Incorporation

Gammon Gold Inc. (the “Corporation” or “Gammon Gold”) has its head office located at 1601 Lower Water Street, Summit Place, PO Box 2067, Halifax, Nova Scotia B3J 2Z1.  The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By Articles of Amendment dated April 17, 1998, the Corporation changed its name to, “Gammon Gold Resources Inc.”, and consolidated its common shares on a 15:1 basis (the “Common Shares”).  By Articles of Amendement dated June 7, 2007, the Corporation changed its name to its current name, “Gammon Gold Inc.”

Subsidiaries

The table below provides details with respect to the Corporation’s direct and indirect wholly-owned subsidiaries.

Name of Subsidiary (1)	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Organization	Nature of Business
Gammon Gold Resources (Barbados) Inc. (2)	100% (direct)	Barbados	Holding corporation for Gammon Gold Mexico
Gammon Gold de Mexico, S.A. de C.V. (3)	100% (indirect)	Mexico	Operating corporation for the Ocampo mine
Gammon Gold Resources (USA) Inc. (4)	100% (direct)	Arizona	Operating corporation for United States office administrative matters.
Gammon Gold (NS) Incorporated	100 (direct)	Nova Scotia	Holding corporation for inter-Company debt
Mexgold Resources Inc. (5)	100% (direct)	Ontario	Holding corporation for Minera El Cubo and Metales
Compania Minera El Cubo, S.A. de C.V. (6)	100% (indirect)	Mexico	Operating corporation for the El Cubo Project
Metales Interamericanos, S.A. de C.V. (7)	100% (indirect)	Mexico	Inactive

Notes:

1.

Gammon Gold and all of its subsidiaries are sometimes referred to collectively in this document as the “Corporation”.

2.

Referred to in this document as “Gammon Gold Resources Barbados Inc.”.

3.

Referred to in this document as “Gammon Gold de Mexico”. 2% of the issued and outstanding shares of Gammon Gold Mexico are held by Gammon Gold directly in accordance with Mexican corporate law requirements.

4.

Referred to in this document as “Gammon Gold Resources Inc. USA”.

5.

Referred to in this document as “Mexgold”

6.

Referred to in this document as “Minera El Cubo”.

7.

Referred to in this document as “Metales”

General Development of the Business

During the past three years, the Corporation has focused on the exploration and development of its mineral interests in the municipality of Ocampo, in the State of Chihuahua, Mexico (collectively referred to herein as the “Ocampo Mine”).    Ground breaking for the construction of the gold-silver mine and surface processing facilities at Ocampo began in early March 2005.  On February 1, 2006, the Corporation poured its first dore bars from the Ocampo mine.  The mill and the underground workings were completed during the third quarter of 2006.  The Ocampo mine is described in this document under Mineral Properties - The Ocampo Mine.

In February 2006 the Corporation was awarded, through government lottery, concessions covering an additional 6,000 hectares surrounding the Ocampo Mine.

In December 2002, February 2004 and February 2006 the Corporation made strategic investments in Mexgold until it owned approximately 23% of the issued and outstanding common shares of Mexgold. The two companies also had certain directors and officers in common.  On August 8, 2006, the Corporation acquired all of the issued and outstanding Common Shares of Mexgold by way of a plan of arrangement, in exchange for the issuance of Common Shares of Gammon Gold, as described under Significant Acquisitions.  As a result, Mexgold is now a wholly-owned subsidiary of the Corporation.  Mexgold, through its subsidiary Minera El Cubo, owns and operates the El Cubo gold-silver mine and certain related properties located in Guanajuato State, Mexico (collectively referred to herein as the “El Cubo Mine”).   Mexgold has been producing gold and silver from the El Cubo mine since Mexgold acquired the mine in March 2004. The El Cubo Mine is described in this document under “Mineral Projects - The El Cubo Mine.”

In the last three years the Corporation completed the following equity financings:

  public offering of 10,000,000 Common Shares at a price of CAD$20.00 per Common Share for gross proceeds of CAD$200 million completed on April 24, 2007.  The offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets, and including Scotia Capital Inc. and TD Securities Inc.  Gammon also granted to the underwriters an over-allotment option to purchase an additional 1,500,000 Common Shares at a price of CAD$20.00 per share;

  private placement of 15,715,000 Special Warrants at a price of CDN$7.00 per Special Warrant for gross proceeds of CDN$110 million completed on December 16, 2004 (each Special Warrant was converted into one Common Share upon the filing of a prospectus by the Corporation on January 12, 2005);

  private placement of 3,334,300 Special Warrants at a price of CDN$6.50 per Special Warrant for gross proceeds of CDN$21.67 million completed on February 26, 2004 (each Special Warrant was converted into one Common Share on February 24, 2006).

On October 14, 2005, the Corporation secured a credit facility with Scotia Capital Inc.  The facility is secured and consists of a two-year non-revolving facility of $40,000,000, and a three year revolving facility of $20,000,000.  Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, at LIBOR + 2.25%. In order to preserve the Corporation’s corporate budget for production start-up at the Ocampo mine and fund the Corporation’s investment in Mexgold made in February 2006, the Corporation entered into an agreement with the Bank of Nova Scotia and Société Générale (Canada) on February 24, 2006 to amend this credit facility to further increase the non-revolving credit limit to $47.5 million.  On May 19, 2006, the credit facility was amended to increase the non-revolving credit limit to $87.5 million.  At the same time, certain of the covenants and repayment terms were renegotiated in the Corporation’s favour to allow for greater cash flow from operations for future corporate development and exploration activities. Under the restructured repayment schedule, payments of US$8,750,000 were due on a quarterly basis starting on December 29, 2006.  On September 30, 2006, the credit facility was further amended to add Mexgold and its subsidiaries to the credit facility, and to pledge their assets to secure the same. On December 18, 2006, the credit facility was further amended to increase the revolving credit limit to US$32.5 million. On March 29, 2007, the credit facility was further amended to postpone the automatic reduction in the revolving credit facility and to adjust the repayment schedule to reflect the drawdowns made by the Corporation under the credit facility. For more details, see Note 8 to the Corporation’s audited financial statements for the year ended December 31, 2007.

In September 2007, Bank of Montreal replaced Société Générale in the credit facility.  Bank of Montreal and Bank of Nova Scotia agreed to maintain the $20,000,000 facility at September 30, 2007 when it was otherwise scheduled to reduce to $10,000,000.

On November 12, 2007, the Company replaced the existing $20,000,000 revolving facility with a $60,000,000 revolving facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008.  The Company will have an initial availment of $47,500,000 increasing to $60,000,000 upon the completion of certain conditions.  Interest is payable at prime rate plus 0.75% or in the case of US dollar advances, LIBOR + 1.75%.  As at December 31, 2007, the Company had drawn $30,480,000.

The credit facility contains various covenants of the Company, including to maintain an interest coverage ratio of at least 3:1, a leverage ratio of no more than 3.5:1, a tangible net worth of at least $440,000,000 plus 50% of positive net income earned subsequent to June 30, 2007, and certain other operational covenants.  The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company.

Significant Acquisitions

On September 7, 2004, Mexgold’s subsidiary Metales entered into a lease agreement (subsequently taken over by Minera El Cubo) with, a Compania Minera Las Torres, S.A. de C.V. (“Torres”), for the Las Torres Mine, immediately adjacent to the El Cubo Mine (see Mineral Properties - The El Cubo Mine).

On March 5, 2004, Mexgold acquired Minera El Cubo.  The El Cubo mine was in production when acquired, and additional exploration work has been undertaken since then to expand the resource underlying the property.

On August 8, 2006, the Corporation acquired all of the issued and outstanding Common Shares and options of Mexgold by way of a plan of arrangement under the Business Corporations Act (Ontario),  in exchange for Common Shares and stock options of the Corporation on the basis of 0.47 Common Shares of the Corporation for each Mexgold Common Share, and stock options to purchase a proportionate number of Common Shares of the Corporation at a proportionate price (in each case based on the exchange ratio of 0.47 Common Shares of the Corporation for each Mexgold Common Share). The outstanding Mexgold Common Share purchase warrants were adjusted on the same basis in accordance with their terms, so that they were exercisable for Common Shares of the Corporation. The Corporation issued 21,838,033 Common Shares and options to acquire up to an additional 5,498,897 Common Shares of the Corporation. An additional 186,120 Common Shares of the Corporation were issuable on the exercise of the Mexgold warrants immediately following the acquisition and have since been exercised.   Immediately following the completion of the transaction, the former shareholders of Mexgold (other than the Corporation) held approximately 22% of the issued and outstanding common shares of the Corporation on a non-diluted basis.  As a result of the transaction Mexgold is now a wholly-owned subsidiary of the Corporation.  Details of the acquisition are provided in a Form 51-102F4, Business Acquisition Report which the Corporation filed in respect of the acquisition on October 20, 2006, and which is available under the Corporation’s profile at www.sedar.com.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Corporation is a mid-tier mining company which is also engaged in the exploration for and development of gold and silver deposits in Mexico. Through its subsidiaries, the Corporation owns and operates the Ocampo gold-silver mine in Chihuahua State, Mexico, and the El Cubo gold-silver mine in Guanajuato State, Mexico, both of which are currently producing gold and silver. Through its subsidiaries, the Corporation also owns the Guadalupe y Calvo gold-silver exploration project in Chihuahua State, Mexico, and leases the Las Torres gold-silver mine in Guanajuato State, Mexico, which is also currently producing gold and silver.

Production and Total Cash Costs

During 2007, the Corporation sold 121,107 gold ounces and 5,027,983 silver ounces, or 218,200 gold equivalent ounces1, at average gold and silver selling prices of $698.91 and $13.42 respectively, for total revenues of $152.1 million.  This compares to prior year sales of 67,477 gold ounces and 1,888,324 silver ounces, or 105,181 gold equivalent ounces, at average gold and silver selling prices of $606.99 and $12.18 respectively, for total revenues of $64.2 million.

The Company’s consolidated total cash cost per gold equivalent ounce increased to $650 per ounce versus $366 in the prior year, which was largely due to higher inflationary input costs across the entire Company and the operational efficiency start-up problems at Ocampo, the effects of which were adversely impacted by net realizable value adjustments to Ocampo’s ore inventory and severance expense charges associated with the Q4 workforce reduction at Ocampo.

The following table sets out the Corporation’s results of operations and its subsidiaries for the financial year ended December 31, 2007:

	2007 Ocampo	2007 El Cubo	2007 Other
Revenue from mining operations	$107,833,028	$44,225,600	-
Gold ounces produced	87,647	33,740	-
Silver ounces produced	3,453,388	1,582,316	-
Gold equivalent ounces produced (1)	154,423	64,311	-
Gold ounces sold	87,357	33,740	-
Silver ounces sold	3,445,667	1,582,316	-
Gold equivalent ounces sold (1)	153,961	64,311	-
Production costs	$102,657,728	$37,644,991	-
Refining costs	$1,046,259	$463,668	-
Net (loss) / earnings before other items	($33,454,524)	($9,295,937)	($18,871,971)
Total cash costs (per gold equivalent ounce) (2)	$702	$593	-
Total cash costs per gold ounce (2)	$703	$511	-

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

See the Non-GAAP Measures section on page 16 of the Corporation’s Management Discussion & Analysis for the year ended December 31, 2007

1 Gold-equivalent values are based on actual gold and silver prices realized upon sale of dore bars which are recorded at the time of shipping to the third-party refinery.  Revenue from the sale of dore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

Mineral Reserves and Mineral Resources

At December 31, 2007, Gammon’s total proven and probable gold equivalent Reserves were 3.7 million gold equivalent ounces.  Mineral Reserves and Mineral Resources have been calculated as at December 31, 2007 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below).  Calculations for the Ocampo property have been prepared by employees of Gammon Gold Inc. under the supervision of Abdullah Arik, B.Sc., MS, Mintec, inc., and Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited, who are the qualified persons with respect to those Reserves and Resources.  Calculations for the El Cubo property have been prepared by employees of Gammon Gold Inc. under the supervision of Jose L. Lee, Ph.D., Director of Exploration, Gammon Gold Inc. and Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited who are the qualified persons with respect to those Reserves and Resources. Reserves for the Ocampo and El Cubo properties have been calculated using an assumed gold price of $580 per ounce and a silver price of $12.00 per ounce for a gold equivalent ratio of 48.33:1. Resources at the Ocampo and El Cubo properties have been calculated assuming a gold price of $850 per ounce and a silver price of $15.44 and have been summarized at a gold equivalent ratio of 48.33:1 (as per Reserves). The Guadalupe y Calvo inferred Resources assumed a gold price of $300 per ounce and a silver price of $4.61 per ounce and have been summarized at a gold equivalent ratio of 48.33:1 (as per Reserves). The full technical report on Guadalupe y Calvo Project dated November 25, 2002 was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The information on the exploration work done on the property since the date of the Pincock, Allen & Holt report is summarized in the material change report filed by Mexgold on August 16, 2005.  Jim McGlasson, C.P.G. and P.Geo, is the qualified person responsible for all technical data reported in that material change report pursuant to NI 43-101.   The full text of both reports is available under the Corporation’s profile at www.sedar.com.   Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.  Varying cut-off grades have been used depending on the mine and type of ore.  Gammon Gold’s normal data verification procedures have been employed in connection with the calculations.  For the cut-off grades used in the calculation of Reserves, see – “Notes to the Reserves, Resources and Reconciliation Tables.”

Gammon reports its reserves in accordance with the National Instrument 43-101 as required by Canadian securities regulatory authorities.  While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms.  Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC.  Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  In addition, investors are cautioned not to assume that any part or all of Gammon’s mineral resources constitute or will be converted into reserves.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of mineral will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold and silver as well as increased production costs ore reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Forward-Looking Information”.

Definitions

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Ocampo Proven & Probable Reserves(5)(6)(8)(9)
Mineral Category	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(2)
Northeast Area
Proven	3.46	172	7.01	2,296	255	12,682	518
Probable	2.20	184	6.00	764	54	4,509	147
Total Northeast Area Proven & Probable	3.15	175	6.76	3,060	309	17,191	665
Open Pit Area(10)
Proven	0.78	35	1.50	22,276	559	25,067	1,077
Probable	0.69	28	1.27	26,802	595	24,128	1,094
Total Open Pit Area Proven & Probable	0.73	31	1.38	49,078	1,153	49,195	2,171

Total Proven	1.03	48	2.02	24,572	814	37,749	1,595
Total Probable	0.73	32	1.40	27,566	649	28,637	1,241

Total Ocampo	0.87	40	1.69	52,138	1,463	66,386	2,836
Proven & Probable

El Cubo Proven & Probable Reserves(5)(6)(8)

Mineral Category	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(2)
El Cubo
Proven	3.19	176	6.83	1,352	139	7,645	297
Probable	3.14	146	6.17	2,180	220	10,256	432
Total El Cubo Proven &	3.16	158	6.42	3,532	359	17,901	729
Probable Reserves
Las Torres (Underground)
Proven	1.83	212	6.22	191	11	1,302	38
Probable	2.60	82	4.30	549	46	1,446	76
Total Las Torres Proven & Probable Reserves	2.40	116	4.79	740	57	2,748	114

Total Proven	3.03	180	6.76	1,543	150	8,946	335
Total Probable	3.03	133	5.79	2,728	266	11,703	508

Total Proven &	3.03	150	6.14	4,271	416	20,649	843
Probable Reserves

Total Summary of Proven & Probable Reserves(5)(6)(8)(9)
Mineral Category	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(2)

Total Proven	1.15	56	2.30	26,115	964	46,695	1,930
Total Probable	0.94	41	1.80	30,294	914	40,340	1,749

Total Proven & Probable Reserves	1.04	48	2.03	56,409	1,878	87,035	3,679

Ocampo Measured, Indicated & Inferred Resources(4)(5)(6)(8)(9)

Mineral Category	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(3)
Northeast Area
Measured	2.94	197	7.02	393	37	2,495	89
Indicated	2.16	84	3.89	301	21	810	38
Total Northeast Area Measured & Indicated	2.60	148	5.67	694	58	3,305	126
Inferred	4.44	258	9.77	5,573	796	46,166	1,751
Open Pit Area(10)
Measured	0.21	8	0.37	9,419	64	2,342	112
Indicated	0.26	10	0.46	18,942	155	6,138	282
Total Open Pit Area Measured & Indicated	0.24	9	0.43	28,361	219	8,480	395
Inferred	1.02	43	1.90	18,143	595	24,884	1,110
Summary - Measured & Indicated
Total Measured	0.32	15	0.64	9,813	101	4,837	201
Total Indicated	0.28	11	0.52	19,243	176	6,947	320
Total Measured & Indicated	0.30	13	0.56	29,056	278	11,785	521
Summary – Inferred
Total Inferred	1.82	93	3.75	23,716	1,391	71,049	2,861

El Cubo Measured, Indicated & Inferred Resources(4)(5)(6)(8)

Mineral Category	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(3)
El Cubo
Measured	1.89	64	3.21	66	4	136	7
Indicated	1.77	75	3.32	180	10	435	19
Total El Cubo Measured &	1.80	72	3.29	246	14	571	26
Indicated Resources
Inferred	4.87	200	9.00	3,105	486	19,945	899
Las Torres
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total Las Torres Measured & Indicated Resources	-	-	-	-	-	-	-
Inferred	-	-	-	-	-	-	-
Phoenix Pit
Measured	-	-	-	-	-	-	-
Indicated	2.72	49	3.73	2,100	184	3,308	252
Total Phoenix Pit Measured & Indicated	2.72	49	3.73	2,100	184	3,308	252
Inferred	-	-	-	-	-	-	-
Summary - Measured & Indicated
Total Measured	1.89	64	3.21	66	4	136	7
Total Indicated	2.64	51	3.70	2,280	194	3,744	271
Total Measured & Indicated	2.62	51	3.69	2,346	198	3,879	278
Summary – Inferred
Total Inferred	4.87	200	9.00	3,105	486	19,945	899

Guadalupe y Calvo Inferred Resources(4)(5)(6)(8)

Deposit Location	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(1)
Rosario Bulk Tonnage	1.60	96	3.08	10,700	566	33,100	1,251
(at 75% of available tonnes)
Rosario Underground	18.50	435	25.19	700	393	9,200	583
(at 33% of available tonnes)
Rosario
Total Rosario Inferred	2.64	117	4.43	11,400	959	42,300	1,834
Nankin Underground	9.25	260	13.25	400	118	3,300	186
(at 33% of available tonnes)
Nankin
Total Nankin Inferred	9.25	260	13.25	400	118	3,300	186
Summary – Inferred
Total Rosario and	2.84	120	4.69	11,800	1077	45,600	2,020
Nankin Inferred

Total Summary of Measured, Indicated and Inferred Resources(4)(5)(6)
Mineral Category	Gold (g/t)(7)	Silver (g/t)(7)	Gold Equivalent (g/t)(7)	Tonnes (000’s)	Gold Ounces (000’s)	Silver Ounces (000’s)	Gold Equivalent Ounces (000’s)(3)
Summary - Measured & Indicated
Total Measured	0.33	16	0.66	9,879	105	4,973	208
Total Indicated	0.54	15	0.85	21,523	370	10,691	591
Total Measured & Indicated	0.47	16	0.79	31,402	475	15,664	799
Summary - Inferred
Total Inferred	2.38	110	4.65	38,621	2,954	136,594	5,780

Notes to the Mineral Reserves & Reserves Table

(1)

The Guadalupe y Calvo inferred resources assumed a gold price of $300 per ounce and a silver price of $4.61 per ounce and have been summarized at a gold equivalent ratio of 48.33:1 (as per reserves)

(2)

Gold equivalent calculations use the reserve metal prices of $580/oz for gold and $12.00/oz for silver for a gold to silver ratio of 48.33:1

(3)

Gold equivalent calculations use the resource metal prices of $850/oz for gold and $15.44/oz for silver for a gold to silver ratio of 48.33:1

(4)

These mineral resources are in addition to mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.

(5)

Mineral reserves (“reserves”) have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “measured”, “indicated and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms.  Canadian standards differ significantly from the requirements of the SEC, and mineral resources disclosed in accordance with the requirements of the SEC. Investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  In addition, investors are cautioned not to assume that any part or all of Gammon’s mineral resources constitute or will be converted into reserves.

(6)

Mineral reserves and resources have been calculated as at December 31, 2007.

(7)

Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.

(8)

The metallurgical recovery applicable at each property and the cut-off grades used to determine reserves as at December 31, 2007 are as follows:

Mine	Au Metallurgical Recovery (%)	Ag Metallurgical Recovery (%)	Cut-off Grade g/t
Ocampo Open-Pit Mill(11)	96	92	>2.5
Ocampo Open Pit Fine Crush(11)	82	72	>0.7-2.5
Ocampo Open Pit Coarse Crush(11)	60	35	>0.3-0.7
Ocampo Underground	96	92	2.0
El Cubo	84	81	2.92

All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

(9)

The Ocampo Open Pit strip ratio is 3:1

(10)

The basis for the reserve estimation is the Learchs-Grossman pit optimization (“LGPO”) methodology.

Sampling and Analysis, Data Verification

An analytical quality assurance program has been established for all of the Corporation’s mineral properties to control and assure the analytical quality of assays in all the Corporation’s exploration programs.  This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories.  Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision while certified standards determine the analytical accuracy.  The split core samples are sent directly from the project sites to ALS Chemex, an ISO accredited laboratory to its facility in Durango, Mexico (or another internationally certified laboratory) that performs gold and silver analyses at its laboratory in Reno, Nevada.

Uses of Gold

Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) may further facilitate investment in gold.  Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Markets, Sales and Refining

Gold and silver can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available purchasers, the Corporation is not dependent upon the sale of gold or silver to any one customer or group of customers.  The Corporation currently does not have any long term refining sales contracts in place, except that dore from the El Cubo project is refined by and sold to Met-Mex Peñoles S.A. de C.V (“Met-Mex”) under contract.

Employees and Labour Relations

As at December 31, 2007, the Corporation had approximately 750 direct full-time employees, and 1100 individuals employed on a contract basis. Management believes that labour relations at all locations are good.

Despite generally good labour relations, recent increased demand for skilled workers in the resource industry has led to employee turnover at certain of the Corporation’s operations. This competition for qualified employees may lead to workforce shortages.

Cycles

As a mid-tier mining Corporation and a growing producer of gold and silver, the Corporation is subject to the cyclical nature of gold, silver and the metals markets generally.

Competitive Conditions

Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically; for technical expertise to find, develop, and mine such properties; for the labour to operate the properties; and for the capital to finance development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some companies have much greater financial and technical resources than the Corporation.

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “Employees and Labour Relations”). There is significant competition for mining claims and leases and, as a result, the Company may be unable to continue to acquire attractive assets on terms it considers acceptable.

Environmental Liabilities

There are no known environmental issues that may impact the project.  The Corporation will be obliged to carry out site reclamation on its current projects at the end of their mine life, and expects to be able to finance the same from the revenues generated by such projects.

Foreign Operations

All of the Corporation’s mineral properties are located in Mexico.

MINERAL PROPERTIES

OCAMPO MINE

Property Description and Location

The Ocampo mine is located approximately 235km west southwest of the state capital, Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

109°
107°
NEW MEXICO
AZ
El Paso
TEXAS
Cuidad Juarez
UNITED STATES
30°
GULF OF MEXICO
CHIHUAHUA
24°
MEXICO
PACIFIC OCEAN
18°
114°
108°
102°
96°
90°
31°
Nacozari
SONORA
CHIHUAHUA
105°
103°
Rio Grande
29°
Los Plomosos
Ciudad Chihuahua
La Junta
Santa Eulalia
Moris
Pinos Altos
Cusihuiriachic
COAHUILA
Rio Mayo
OCAMPO
Hidalgo de Parral
27°
Sta. Barbara
Choix
Guadalupe y Calvo
SINALOA
Los Mochis
Tameapa
25°
GULF OF CALIFORNIA
North
Ocampo
Gold-Silver Project
Chihuahua, Mexico
Project Location Map
0
100
200 km

The Ocampo property currently comprises 61 exploitation concessions covering a total of approximately 11,164 hectares.  The concessions have various expiration dates ranging from December 4, 2015 to January 17, 2057.

Seven of the concessions (covering approximately 120.6 hectares) are subject to a royalty and certain contingent payments under the Minera Fuerte Buy-Out Agreement and 13 of the concessions (covering approximately 211.8 hectares) are subject to the Minera Global Contingent Payment, all as described under “Royalties and Contingent payments.”

Forty-five of the concessions (covering approximately 9,171 hectares), including the ones referred to above, are subject to a pledge in favour of The Bank of Nova Scotia that guarantees the obligations acquired by the Company and Mexgold deriving from a credit agreement dated October 14, 2005 and its amendments.

All of the concessions are held by the Corporation’s indirect wholly-owned subsidiary, Gammon Gold de Mexico.  However, three of the concessions (covering approximately 42.4 hectares) were acquired by Gammon Mexico in terms of a Conveyance Agreement dated July 25, 2006, which is in process of being recorded in the Public Registry of Mining, and another of the concessions (covering approximately 16.2 hectares) is subject to a promissory agreement for the transfer of the rights to the concession executed by the legal representative of the estate of the owner of the concession, and the execution of the definitive agreement is in process.

The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest.  On March 20, 2002, Gammon Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Mexico and Soyopa.  This agreement covers approximately 2,000 hectares.  The agreement is for 30 years for the initial and only payment of U.S. $20,000.  The agreement has been registered with the National Agrarian Registry.

It should be noted that some small concessions held by others exist within the Corporation’s concession blocks.  These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo mine.

Minimum Investment / Assessment Work 2007

To keep the concessions in good standing a minimum investment or assessment work (“MI”) must be made or filed (as the case may be) each year.  The amount of the MI varies based on the size, age and type of the concession.  The required MI changes annually with the Department of Mines publishing a new list at the end of each year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years.  The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

For exploitation concessions, the annual amount of MI only varies with the size of the concessions.  The smallest concessions up to 30 hectares only have a requirement of 49.02 pesos per hectare or approximately CDN$4.44 per hectare.  Twenty-eight of the concessions are in that category.  As the concessions get larger the MI increases.  For 30 to 100 hectares the annual MI is 98.05 pesos or approximately CDN$8.87 per hectare.  Five of the concessions fall into that category.  The concessions that are greater than 100 hectares have a fixed fee per concession plus an amount per hectare.  Gammon has 2 concessions just over 100 hectares and the average MI is 203.87 pesos per hectare for the 105 hectares concession or approximately CDN$18.45 per hectare and 203.65 pesos per hectare for the 108 hectares concession or approximately CDN$18.43 per hectare.  The largest concession of 1,657.92 hectares has an MI of 787.13 pesos per hectare or approximately CDN$71.23 per hectare.

The average MI on the Corporation’s 10,000 hectares of exploitation concessions is currently 518.45 pesos or approximately CDN$46.91 per hectare totaling CDN$469,100.00 (The exchange rate to calculate CDN equivalent is PESO$1.00 = CDN$0.09049, as at December 31, 2007).

MINIMUM INVESTMENT / ASSESSMENT WORK FOR EXPLOITATION CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

Mining Duty (Tax)

The rate of the mining duty (“MD”) depends exclusively on the age of the concession.  The following are the current rates of mining duties and could be changed by the Government at the beginning of any year depending mostly on the existing economic situation and such variations shall be published at the Official Gazette of the Federation.  The MD is due in both January and July.

MD RATES
(in Mexican Pesos per Hectare):

During the first year and 2nd year	4.60
For the 3rd and 4th year	6.88
For the 5th and 6th year	14.24
For the 7th and 8th year	28.64
For the 9th and 10th year	57.26
From the 11th year	100.79

The rates are effective if paid during January and July, but if the payment is delayed, penalties and actualizations are accrued every month as published in the “Official Gazette of the Federation” of the Mexican government.

Most of The Ocampo mine mining concessions are subject to the high rate of 100.79 pesos per hectare, however, there are some others, including new ones that are subject to different rates.   The average rate of MD for the exploitation concessions is 50.12 pesos per hectare.

The total MD for the Ocampo mine concessions is approximately CDN$52,000 for 2007.

Royalties and Contingent Payments

Minera Global Contingent Payment

On July 17, 2000, the Company entered into an agreement with Compania Minera Global, S.A. de C.V. (“Global”)  for consulting services to assist in the negotiations of an agreement with Minerales de Soyopa, S.A. de C.V. (“Soyopa”) to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.  As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa, the Company agreed that if it should subsequently sell the lands, claims and concessions described in the agreements with Global and Soyopa, the Company shall be required to pay Global $1,000,000.

Minera Fuerte Buy-Out Agreement

In January 6, 1999 the Corporation entered into a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (“Minera Fuerte”) covering 17 of the concessions that make up the Ocampo Project (the “Minera Fuerte Agreement”).  This agreement was amended December 2, 1999 and March 5, 2001 whereby the Corporation purchased 10 of the concessions outright.  The remaining 7 concessions (i.e. those numbered 147733, 150528, 151997, 153207, 155697, 155698 and 192789) were bought pursuant to an agreement with Compania Minera Brenda, S.A. de C.V. (“Brenda”) dated February 21, 2003 (the “Minera Fuerte Buy-Out Agreement”).  Under the Minera Fuerte Buy-Out Agreement, the Corporation granted to Brenda of an 8% net profits royalty up to the maximum of $2,000,000.  An additional $250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of gold equivalent  is obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto.  If the Corporation were to sell the property, the full $2,000,000 would become dues and payable at that time. To date, the Corporation has paid $455,000 of the $2,000,000 due.

Access and Local Resources

The property can be accessed by two highways, Federal Highway 16, a major transportation route the northern Sierra Madre Mountains, of which the last 27km of road is a government maintained gravel road from Cahuisori, or Highway 16 by a government maintained gravel road from Mycoba to Morris then east to Ocampo. The State of Chihuahua has two international airports located at the cities of Ciudad Juarez and Chihuahua. A railhead is present at La Junta, approximately 125km east of Ocampo.

The required water for the mining operations is supplied by a combination of rainfall runoff water catchments and ground water wells. The power supply for the mining operations is generated by generators owned by the Corporation. The pueblo of Ocampo, with an estimated population of 500 people, is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government. An adequate workforce that is familiar with mining is present in the State of Chihuahua.

The Corporation currently has all necessary permits for exploration and for commercial mining activity on these concessions.

History

Gold and silver have been produced from the Ocampo area since the second half of the 19th century.  In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded $100 million.  More up to date estimates are not available.  Major production gave way to small scale operators and gambesinos from the 1940's to the 1990's.  With the easing of foreign ownership restrictions for the mining sector in the late 1990's, the Ocampo area saw exploration by the joint venture partners of Soyopa (Mogul Mining NL with 59 drill holes and 6,288 m drilled in 1997 and Augusta Resources Corporation with 11 drill holes and 1,677 m drilled in 1999).  In 1999, the Corporation entered into its first agreement with Soyopa and proceeded to consolidate its holdings in the area over the subsequent years.

Geological Setting

The Ocampo Project is located in the Sierra Madre Occidental (“SMO”). SMO is an extensive physiographic province that is composed largely of volcanic rocks that have been intruded by plutonic rocks, which overlie a Precambrian through Jurassic basement. The basement rocks are rarely exposed and poorly known. This province extends from the center of Mexico to the border of the United States.

Volcanic stratigraphy in the SMO has been broken into two main groups consisting of the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”). LVG rocks dominate the project area and consist of massive andesitic flows and tuffs. Localized beds of volcanoclastic sediments are also present. Toward the top of this group, the volcanics become more felsic. This group of rocks is host to the majority of the silver and gold deposits exploited thus far in the SMO. UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcanoclastics. Overall, there is a northwest trending structural fabric best evidenced by the alignment of the numerous mining districts found in the SMO.

In general, Ocampo can be broken into two major structural areas, the Northeast area (“Northeast Area”) and the Plaza de Gallos Refugio trend (“PGR Trend”) that extends from Alta Gracia in the southeast to beyond La Estrella in the west.

Mineralization

The Ocampo Mine consists of an open pit project area centered on the PGR Trend, and an underground project area located in the Northeast Area. The property is characterized by mountainous terrain that is shot through with very high-grade ore shoots, often of bonanza grade, that run over a vertical extent that has been tracked for 700 metres. The entire area is dotted at various elevations with old mines following these shoots. The highest outcrop of mineralization, at the Plaza de Gallos area, occurs at an elevation of 2,150 metres; the lowest, at the Santa Juliana Mine, is at 1,400 metres elevation.

While the evidence for a rich 700 metre ore horizon is abundant at Ocampo, not a single ore shoot has yet been tested over the entire 700 metre extent of this horizon.

As many of these ore shoots extend well below local water tables. The gold and silver grades of some of the shoots improve as they go deeper, as much as 350 metres below the valley floors.

Exploration & Drilling

The Corporation has been actively exploring the Ocampo area properties since 1999. Exploration activities have consisted of geological mapping, sampling both on surface and underground, diamond drilling and reverse circulation drilling from the surface, diamond drilling from underground, and test mining.

During the 2006 calendar year Gammon Gold continued with a program of sill sampling and exploration drilling in the Ocampo underground project area, as the mine ramped up to commercial production. Underground exploration activity can be divided into three areas: New vein discoveries, exploration focused on moving Inferred Resources into the Measured and Indicated Resources category, and development of Measured and Indicated Resources for mining.

New exploration results from sill sampling in the Ocampo underground mine have resulted in the new discovery of high grade gold-silver zones on multiple levels of the underground mine. Samples were collected over a combined total of 767 m, resulting in average grades of 11.55 grams per tonne gold equivalent (5.47 grams per tonne gold and 304 grams per tonne silver) over average widths of 2.33m. The Balvanera structure is open to depth and the remaining structures are open in all directions. Sill samples were taken along each vein every 2.5 m. For example, approximately 24 samples were collected for every 60 m of drifting.

A total of 109 drill holes were completed in the Northeast underground project area at Ocampo during 2006, averaging 8.2 grams per tonne gold equivalent, over average widths of 2.9 m. These 109 drill holes contained 129 mill mining grade intervals above the 3.0 gram per tonne gold equivalent cut-off. Eight specific veins were targeted.

A total of 15 drill holes were completed in the open pit project area, and the high grade San Ramon ore body continues to provide the best intercepts to date. In particular, surface drill hole (“OG”), OG-317 contained 21 m grading 3.2 grams per tonne gold equivalent (1.42 grams per tonne gold and 89 grams per tonne silver). This includes 4.1 m of mill grade material grading 13.6 grams per tonne gold equivalent (6.05 grams per tonne gold and 376 grams per tonne silver).

 Mining Operations

The Ocampo Project consists of (i) an underground mine which uses standard underground mining equipment and is designed to produce 1,500 tonnes of ore per day and (ii) an open pit mine with a 11,400 tonne per day heap leach.

The Open Pit Mine

Open pit mining at Ocampo utilizes multiple benching (6m or 9m bench heights), with excavation in 3m lifts (split benching) in select ore areas. The mining operation currently consists of five open pits mined in sequence. Over the mine life, six pits will be mined.  The ore is crushed then stacked on the heap leach pad. Ore on the heap is leached with barren cyanide solution, and pregnant heap solution is pumped back to the mill for processing in the recovery plant, which uses the Merrill Crowe process from extracting the gold and silver from the leach solution.

The open pit mine was originally expected to have a mine life of seven years, with reduced production in the seventh year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the open pit mine is expected to have a mine life of 11 years.

The Underground Mine

The Corporation is utilizing a combination of cut and fill, shrinkage stoping and long hole mining methods at the Ocampo underground mine. The mine is operated using standard trackless underground mining equipment and is designed to produce 1,500 tonnes of ore per day.  Engineering and design at a feasibility study level was completed for a 550,000 tonne per year (1,500 tonnes per day) conventional Merrill Crowe precious metals recovery plant, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and tailings impoundment.  Gold and silver concentrate recovered from the recovery plant are poured into dore bars. Bars are cooled, cleaned, and then moved to a storage vault pending sale and shipment to a third party refiner.

The underground mine was originally expected to have a mine life of six years, with reduced production in the sixth year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the underground mine will have a mine life of 9 years.

Current Exploration and Development Activities

In early 2008, the Santa Eduviges decline had intersected the Santa Theordora mineralized structure and development ore is currently being delivered to the Mill. Santa Eduviges is located below the Open Pit and has the potential to become a second underground mine and a third source of high-grade ore at Ocampo. As of February 2008, a total of 2451 metres had been developed. During 2008, the Corporation’s exploration program will focus on underground development as well as the further development of the Santa Eduviges decline.

Approximately 16% of the total 2007 production was mined out of reserves (20% of the underground ore), which illustrates the potential to add to reserves and perhaps increase the production profile in the future.

The primary focus of the 2008 exploration strategy is a three stage design:

1.

A development and drilling program at the advanced exploration Santa Eduviges underground target, which is located beneath the open pits and has the potential to become a third long term source of mill feed.

2.

A significant increase to 14,000 metres in exploration development in the Ocampo underground mine aimed at expanding the original seven veins to the targeted 21 veins.

3.

Greenfield follow up exploration on the 10,000 hectare land position targeting several known anomalies including the Cerro Colorado vein lying parallel to and between the Ocampo vein structures and the Pinos Altos deposit.

THE EL CUBO MINE

Property Description and Location

The El Cubo mine is located at the village of El Cubo in central Mexico.  El Cubo is approximately 10km east of the City of Guanajuato, is the capital city of the State of Guanajuato, approximately 275km northwest of Mexico City.

North America
El Cubo Mexico
South America
0
50mi
50km
Tepetengo
Jerez
Ojo Calente
Ahualulco
Cerritos
Ciudad del Maiz
45
Loreto
Villanueva
San Luis Potosi
Buenavista
Rincón de Romos
Tamuin
Aguascalientes
Rio Verde
Villa de Reyes
Tlaltenango
Jalpa
San Ciro de Acosta
Encarnacion de Diaz
Teocaltiche
Lagos de Moreno
Tamazunchale
Yahualica
Jalostotitlan
Leon
57
80D
Guanajuato
EL CUBO
Magdalena
San Miguel de Allende
Guadalajara
Irapuato
Tala
Queretaro
Totolán
44
Cocula
La Piedad
Salamanca
Celaya
San Juan del Rio
Poncitlan
Yurécuaro
Yuriria
Salvatierre
57D
Pachuca
Atoyac
Sauhayo
Zamora
Acámbaro
Maravato
85
Jiquilpan
Zacapu
54
Cotija
Paracho
Morelia
Ciudad Hidalgo
132
Tuxpan
57D
Tecaltitlán
Los Reyes
14
Ciudad de México
136

El Cubo holds a 100% interest in 58 exploitation concessions covering approximately 8,086.99 hectares.   The concessions have various expiration dates ranging from September 8, 2011 to March 8, 2057.

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (covering approximately 374.46 hectares) is subject to a right of way agreement with Torres (Las Torres is now under lease by Mexgold); and (ii) 22 of the concessions (covering approximately 1,198.9 hectares) are subject to a voluntary first priority mortgage which secures a $7,000,000 loan made to El Cubo by the Mexican Mining Development Trust.

In addition, El Cubo leases from Torres the Las Torres mine complex that is adjacent to the El Cubo mine. The Las Torres property consists of 50 exploitation concessions covering 6,399.12 hectares.  The Las Torres concessions surround the main operation portions of the El Cubo property and the Peregrina Mine portion of the Las Torres property (consisting of 12 concessions covering approximately 1,410.27 hectares) covers the extensions of the mineral trend that is being mined at El Cubo.  The Las Torres concessions have various expiration dates ranging from September 22, 2011 to September 29, 2053.

The concessions are for mineral rights only.  El Cubo and Torres have secured the surface rights in the current areas of interest.

In order to engage in exploration and commercial mining activity, an environmental permit is required. Mexgold currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

Las Torres Lease

Pursuant to the lease agreement with Torres, Mexgold has the right to explore, develop and mine the Las Torres property for a period of 5 years expiring in September 2009, with the right to renew for a further five year period. Annual lease payments total $480,000 in the first year, and $720,000 each year thereafter. In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350 per ounce of gold, $5.50 per ounce silver, with a minimum monthly royalty of $20,000. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below $300 per ounce gold and $5.00 per ounce of silver.

The Las Torres lease agreement also includes use of the Las Torres mill complex, which is part of the Las Torres Mine. This plant is a modern 2,200-tpd hoisting, grinding and flotation processing facility.

Minimum Investment and Taxes 2007

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and it varies with the consumer price index.  The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July.  The following table sets out the total minimum investment and assessment work and the mining duty required annually to keep the El Cubo and Las Torres concessions in good standing:

Concessions	Minimum Investment / Assessment Work	Mining Duty
El Cubo mining concessions (8,087 hectares)	$309,044	$64,039
Las Torres leased mining concessions (6,399 hectares)	$196,381	$59,008

Mexgold will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and the past work.

Accessibility and Local Resources

The area is accessible by daily plane service to the Leon airport (45 km west of Guanajuato), directly from the United States and many parts of Mexico. The Village of El Cubo surrounds the El Cubo mine offices and the level 4 adit. This village supplies some of the work force; however the majority of the workers come from Guanajuato and other surrounding villages. An adequate workforce that is familiar with mining, and the necessary support facilities, are present in the region. The El Cubo mine is connected to the national electrical grid.  The required water is supplied from the mine and the recycled water from the tailings impoundment facilities.

History

Silver and gold have been mined in the Guanajuato area for approximately 450 years.  The El Cubo property has been active since the 17th century. The total production from the Guanajuato District is estimated at 6 million ounces of gold and 1.2 billion ounces of silver. The El Cubo mine and the adjacent Peregrina mine (part of the Las Torres Mine) account for a large part of the gold that has been mined in the district.

In their current form, the El Cubo Mine and the adjacent Las Torres Mine had been producing since the 1990s when they were acquired and leased, respectively, by Mexgold in 2004.

Geological Setting and Mineralization

The eastern part of the Guanajuato Mining District where El Cubo is located is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks.

There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The veins systems from west to east are known as La Luz, Madre and La Sierra systems. These systems are generally silver rich with gold to silver ratios from 1:72 to 1:214. They are known along strike for 10 to 25 km. The known vertical extent of the economic grade mineralization is considered to be up to 550m; however, the mineralization at El Cubo is known to extend more than 800 m vertically.

The veins at El Cubo are found in all of the formations and are not rock type specific. The principal host rocks for the ore shoots are the Guanajuato Conglomerate for the lower ores and the Bufa Rhyolite for the upper ores. The mineral deposits in the El Cubo area are all related directly to faults. The deposits occur as open-space fillings in fracture zones or impregnations in the locally porous wall rocks. The veins formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit.

There are approximately 40 veins within the El Cubo mine area that are included within the mineral resource estimations. These mineralized veins are known to occur from an elevation of 2,650 metres down to an elevation of 1,825 metres. In the adjacent Las Torres Mine the veins are developed down to an elevation of approximately 1,600 metres.

The economic mineralization at El Cubo is gold and silver.

Exploration and Drilling

In January 2007 the Corporation announced new results from continued exploration drilling at the  El Cubo – Las Torres Mine Complex in Guanajuato, Mexico.  Multiple high grade intervals encountered during exploration drilling on the La Loca Vein and on the newly discovered Vein Ciento Setenta Ocho are of particular significance. The 115 new drill holes completed at El Cubo produced 62 intervals above a 3.0 gram per tonne underground cut off grade.  The data collected from this exploration drilling was be compiled to further expand the current resources and reserves at El Cubo.

Historic mining operations at El Cubo were characterized by multiple large bonanza-style discoveries.  These discoveries often had the potential to carry the mine for several years at a time, with little to no exploration work.  Much of the exploration work conducted at El Cubo over the past year was focused on the La Loca vein complex as this structure bears striking similarities to such historic bonanza-style discoveries.

The newly discovered offshoot of the Imaculada Vein; the Ciento Setenta Ocho Vein, represented a new exploration area of particular significance.  Initial exploration drilling on this structure has returned 8 intersections in 5 holes with a weighted average of 2.4-metres grading 10.81 grams per tonne gold and 753 grams per tonne silver, for an average gold equivalent grade of 25.86 grams per tonne.  Gammon Gold will conduct further drilling to better define the full extent of this potential high grade ore body.

Exploration of the La Loca vein delivered the following results, Hole C-417 drilled on the La Loca structure returned grades of 72.74 grams per tonne gold and 703 grams per tonne silver (22 ounces of silver per tonne), for a gold equivalent grade of 86.80 grams per tonne, over an interval of 2.5-metres.

Mining Operations

During 2007 the El Cubo mine produced ore from both surface and underground works. The El Cubo mine employs conventional drill and blast mining methods to extract the ore. Access to the mining areas is by ramps, shafts and rail haulage.

The ore at El Cubo is treated by conventional means. These are crushing and grinding followed by flotation and cyanidation with the gold and silver recovered from solution using the Merrill-Crowe process. The ore was processed in all four milling facilities. Performance improvement programs executed in the last quarter of 2007 discontinued all surface mining and concentrated the entire production in the two larger processing plants. One of the mills concentrates the gold and silver minerals by standard flotation methods, while he other mill treats the ore directly with cyanide to extract the gold and silver. The recovered gold and silver is sent in the form of dore to Met-Mex for refining and sale.

The ore zones are generally steeply dipping in the order of 70° and are generally narrow averaging 1.6 metres wide. The mining of the veins is by a reusing cut and fill method. The ore is accessed from a ramp and a drift is driven along the length of the ore zone. The stope mining is started from the drift by drilling uppers into the ore zone in the back of the drift and then blasting. The broken ore is removed from the stopes with scoop trams and loaded into trucks for transportation. Depending on the location in the underground mine the ore is taken to surface for subsequent milling via a system of ore passes, shafts and rail haulages. If the ore zone is too narrow for a scoop to operate, then after the broken ore is removed the wall rocks are drilled and blasted with this waste rock being left in the stope as fill. The stopes are also filled with development waste rock as well as deliberately mined waste wall rocks. When there is sufficient fill in the stope, the vein in the back is once again drilled and blasted and the process continues. Each time a new back is exposed it is sampled for further control in the stopes. The reusing method should allow narrower veins to be mined with reduced dilution.

In 2007 the shrink stope method was abandoned due to dilution controls and antithetic of ore veins which were encountered in sill and exploration advances, areas in the mine were reorganized to achieve safety and production improvements. Development realized an average of 1,817 metres per month in 2007 compared to an average 1,561 metres in 2006. In addition multiple accesses to ore bodies were created to allow various production areas per vein to be productive simultaneously and allow longhole mining methods in structures with 1.5 - 2.5 metre vein widths.

As mining dilution is a big factor in the mill head grades, the Corporation is actively working to reduce the dilution to a minimum. Overall awareness of the dilution problem is the first step in reducing dilution. The dilution is being reduced with better control of the drilling pattern and improved blasting techniques. Steps are being taken to reduce the waste to the mill by controlling the mucking of the ore and not allowing mucking over into the waste fill. This mining method allows for a high extraction rate and it is estimated that with it approximately 95% of the ore can be extracted. Low grade sections can be left behind as pillars.

During 2007 el Cubo processed 689,754 tons against a plan of 732,719 tons. The forecasted head grades for 2007 were 1.97 g Au/t and 97.09 g Ag/t. with a realized average head grade of 1.77 g Au/t and 83.29 g Ag/t. and compared to a head grade of 3.07 g Au/t and 114 g Ag/t during 2006. The overall gold recovery during 2007 was 85.7% compared to the average recovery of 88.1% in 2006. The overall silver recovery was 83.5% in 2007 compared to the average recovery of 87.4 % in 2006.  The high volume of relatively low grade surface minerals processed during 2007 lowered both average head grades and recoveries. The plan developed by El Cubo in 2007 anticipates the mills processing 768,993 t/y in 2008 and 714,000 t/y in the years beyond.

Current Exploration & Development Activities

During 2006 and 2007, 40% of the gold and silver production was mined outside of reserves, which illustrates the potential to add to reserves and perhaps increase the production profile in the future.

As with Ocampo there is exploration opportunity at El Cubo with little of the land position being explored to date(the Company is currently only utilizing 700 hectares of El Cubo’s 8,500 hectares of total concessions).

During 2008 we have allocated $2 million to our exploration program and have identified drill priorities at Villalpando, La Loca / Dolores and San Nicolas with secondary targets at San Francisco Poniente, Imaculada, Vein 178, Soledad, Milenio, La Luz, Villalpando del Alto and Tuberos. In addition we have significantly increased the amount of development exploration for 2008.

GUADALUPE Y CALVO

Property Description and Location

The Guadalupe y Calvo gold-silver exploration project is in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua in Mexico. It is approximately 300km southwest of the city of Chihuahua.

Figure 2
109°
107°
105°
103°
31°
29°
27°
25°
AZ
NEW MEXICO
TEXAS
El Paso
Ciudad Juarez
SONORA
CHIHUAHUA
Ciudad Chihuahua
La Junta
Pinos Altos
Santa Eulalia
Hidalgo
de
Parral
COAHUILA
Rio Grande
GUADALUPE Y
CALVO
Choix
SINALOA
Los Mochis
GULF OF
CALIFORNIA
North
UNITED STATES
CHIHUAHUA
GULF
OF
MEXICO
MEXICO
PACIFIC
OCEAN
PINCOCK ALLEN & HOLT
Guadalupe y Calvo Project
Chihuahua, Mexico
Project Location Map
Figure 4
Date: October, 2002.
0
100
200

The property consists of 4 contiguous concessions totalling 436.57 hectares. The concessions have various expiration dates, ranging from May 9, 2011 to April 2055.  The concessions are held by Minera El Cubo.

Accessibility and Local Resources

Access to Guadalupe y Calvo from Parral, the nearest major city, is via Federal Highway 24, a paved two-lane road, approximately 271 km to the town of Guadalupe y Calvo. The project lies immediately to the south west of the town. An airstrip is also present near the town of Guadalupe y Calvo. The nearest town, Guadalupe y Calvo, is located at the southern eastern edge of the project area and has an estimated population of 5,000 people.  The necessary infrastructure and a local workforce are both available.

On site facilities consist of a hacienda with offices, housing and dining facilities. The hacienda is currently connected to the national power grid and telephone lines are available for installation. A 40 tpd mill with flotation recovery circuit is present along with various storage facilities.

History

Gold has been mined in the area from 1835, when what is now called the Rosario vein was discovered, until 1940.  While accurate production records are not available for the period from 1835 to 1940, it is postulated that 2 million ounces of gold and 28 million ounces of silver were mined.  From 1978 into the 1980s, Compania Minera Los Maples S.A. de C.V. owned the property and installed a mill with a flotation circuit, a used a Merrill Crowe recovery system for a small heap leach in the 1980s. Limited mapping, sampling and exploration was done in the area by Glamis Gold Ltd., V-Fund Investments and Augusta Resource Corp. from 1994 to 1998.

Geological Setting and Mineralization

As with the Ocampo Mine, the Guadalupe project is located in the SMO physiographic province. Volcanic stratigraphy has been broken down into two main groups the LVG and the UVG. LVG rocks are the host of nearly all of the gold and silver deposits that have been found in the Sierra Madre to date.

Within the Guadalupe y Calvo project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs.  The limited exposure of the LVG rocks makes interpretation of the structural fabric in regional terms difficult.  The main structural feature in the project area is the Rosario fault complex, a complex fault system containing multiple fault segments with the intervening ground being highly fractured. These multiple fault segmentshost classic ribbon veins and quartz breccias.

Guadalupe y Calvo is a classic gold-silver epithermal district and in general is classified as a pluton related adulariasericite system. Based on mineralogy and alteration, gold-silver mineralization, it is of the low-sulfidation quartzadularia type. The system contains quartz veins, quartz breccias and stockworks hosting economically significant gold and silver mineralization. The mineralization commonly exhibits open-space filling textures and is associated with volcanic related hydrothermal to geothermal systems.  Total width of the mineralized zone within the Rosario fault complex is up to 80 m. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 m.Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason mining was not pursued down dip rather than the absence of high grade gold-silver mineralization.

Exploration & Drilling

During 2007 the Corporation initiated a 15-hole (2,400 metre) exploration drilling program on this highly prospective project.  Upon the completion of this drilling program, expected to be in the second quarter of 2008, the Corporation will complete a scoping study in order to determine the next steps in this advanced exploration property.  This drilling program is designed to target the high grade core to further test the continuity of the high grade mineralisation along the Rosario and Nankin veins. In 2003-2004 Mexgold had completed 37 holes, comprising approximately 10,000 metres of drilling. As the structure remains open along strike and at depth, the objective of the current exploration program is focused on expanding the property’s resources and better definition of the vein structures.

In a press release dated March 3, 2008, the Corporation reported that gold and silver grades from all drill holes to date with intercepts above a 3.0 gram per tonne cut-off, average 3.56 grams per tonne gold and 299 grams per tonne silver, over an average interval of 3.0-metres. Gold and silver grades from all drill holes to date with intercepts above a 0.5 gram per tonne cut-off, average 0.98 grams per tonne gold and 85 grams per tonne silver, over an average interval of 10.70 metres. Results thus far support the extension of the mineralized zone along strike and at depth and continue to support the potential for both open pit and underground operations.

The drilling program in the first half of 2008 is designed to allow the Corporation to update the resource estimate, conduct metallurgical test work and to complete a scoping study for a potential open pit and underground operation. Pending the positive results from the scoping study, the Corporation anticipates aggressively advancing the exploration program at this property starting in the second half of 2008. Further, as the exploration program is only focusing on 1 kilometre of the 3 kilometres of identified potential, there is much more exploration left to do.

TAXES

There are four taxes that are applied to the Corporation’s projects in Mexico that are of primary concern: the tax on corporate profits, the net assets tax, the value added tax (“IVA” using the Spanish acronym), and the diesel fuel tax (“IEPS”).  The general Mexican tax rates applicable to the project went from 30% in 2004 to 29% in 2005 and were reduced to 28% in 2006 and thereafter.  The net assets tax in Mexico is essentially a minimum tax for a project and is applied at a rate of 1.8% of the depreciated value of the project’s assets.  This is the minimum tax to be paid by the project and is only paid to the extent of the amount the net assets tax exceeds the amount of corporate tax due. In addition, no net assets tax is due during the development stages of a project, and the tax is not due during the first three years of project operations. IVA is administered at various rates depending upon the materials or services purchased. Generally speaking the IVA rate most applicable to the Ocampo mine is 15%.  The Ocampo mine will be eligible for a refund of all IVA taxes paid, both on imports and for domestic expenses.  Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. If the fuel is used off-road and in a qualifying project, the tax is refundable, as is the case with the Ocampo mine.

With the implementation of the Single Rate Tax on January 1, 2008, the Corporation’s Mexican subsidiaries will pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Corporation’s revenues less certain deductions, all determined on a cash basis. The Corporation will pay the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year.

LEGAL MATTERS

Litigation

Set out below is a summary of material legal proceedings to which Gammon is a party.

Midas Fund, Inc.

Midas Fund, Inc. filed a claim in the United States District Court, Southern District of New York against the Corporation and certain other parties on July 25, 2007.  An amended claim was filed on August 6, 2007 and the Corporation was served with the claim on August 20, 2007.  The plaintiff alleges that the Corporation’s short form prospectus dated April 19, 2007 contained a misrepresentation relating to statements made by the Corporation about the production rates from its gold mines in Mexico.  The plaintiff seeks $2.4 million in damages and restitution, and $10 million in punitive damages.  The parties completed a briefing on the defendants' motions to dismiss on February 15, 2008.  The court has the motions under advisement and usually rules on matters like this within several months.

Ed J. McKenna

Ed J. McKenna issued a Notice of Action against the Corporation and certain other parties on February 5, 2008.  A statement of claim was filed on March 6, 2008 but has not yet been formally served.  The plaintiff alleges that the Corporation’s short form prospectus dated April 19, 2007 contained a misrepresentation and other misstatements with respect to production rates from the Corporation's gold mines in Mexico and the Corporation’s internal controls and also alleges that the Corporation manipulated grant dates of stock options.  The plaintiff seeks certification of the action on behalf of a class of persons who acquired securities in the distribution and held some or all of such securities beyond August 9, 2007.  The plaintiff seeks $75 million in special and general damages and $5 million in punitive damages on behalf of the class.

Rafael Villiagomez versus Metales Interamericanos S.A. de C.V.

Metales, an inactive subsidiary of the Corporation is a defendant in a $13 million suit filed by Rafael Villagomez, former owner of 50% of the shares of El Cubo which the Corporation acquired in 2004.

Management is of the opinion that all of the claims lack merit and that a strong defence exists against each claim.

RISK FACTORS

An investment in any securities of the Corporation is speculative and involves a high degree of risk due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Before deciding to invest in any securities of the Corporation, investors should consider carefully the risks included herein.

No History of Profitability

The Corporation has a limited history of producing precious metals from its properties and there can be no assurance that it will successfully expand or establish mining operations or profitably produce precious metals.

The Corporation has no history of profitability. Although commercial bodies of ore have been identified on the Ocampo Mine and the El Cubo Mine and production from such deposits has commenced, there is no assurance that they can be mined profitably.  Accordingly, it is not assured that the Corporation will realize any profits in the short to medium term.  Any profitability in the future from the business of the Corporation will be dependent upon developing and commercially mining economic deposits of minerals.

The Corporation has incurred losses and may continue to incur losses for the foreseeable future.  The Corporation incurred the following losses during each of the following periods:

  $101,313,968 for the year ended December 31, 2007; and

  $25,308,401 for the year ended December 31, 2006.

The Corporation has an accumulated deficit of $161,668,695 as of December 31, 2007, and had an accumulated deficit of $60,354,727 as of December 31, 2006.

Reserves and Resources are Estimates

The figures for the Corporation’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineral resource and reserve figures presented herein are based upon estimates made by Corporation personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;

  reserves, resources or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

Mineralization estimates for the Corporation’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The reserve and resource estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Corporation’s ability to extract this mineralization, could have a material adverse effect on the Corporation’s results of operations or financial condition.

The Corporation May Not Achieve Its Production Estimates

The figures for the Corporation’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

The Corporation prepares estimates of future gold and silver production for its operating mines. The Corporation cannot give any assurance that it will achieve its production estimates. The failure of the Corporation to achieve its production estimates could have a material and adverse affect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business.

Mining involves various types of risks and hazards, including, but not limited to:

  environmental hazards;

  industrial accidents;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  seismic activity;

  flooding;

  fires;

  periodic interruptions due to inclement or hazardous weather conditions;

  variations in grade, deposit size, density and other geological problems;

  mechanical equipment performance problems;

  unavailability of materials and equipment including fuel;

  labour force disruptions;

  unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and

  unanticipated transportation costs.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Corporation maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable.  Such insurance, however, contains exclusions and limitations on coverage.  There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Corporation or to other companies within the mining industry.  The Corporation may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

Uncertainty of Exploration and Development Projects

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Because mines have limited lives based on proven and probable mineral reserves, the Corporation will be required to continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Corporation’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire aditional commercially viable mineral properties, bring new mines into production and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  There can be no assurance that the Corporation will successfully acquire additional mineral rights.  While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations.  The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing.  They typically require a number of years and significant expenditures during the development phase before production is possible.  The economic feasibility of development projects is based on many factors such as.

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be fined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Corporation’s actual capital and operating costs.  In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Corporation’s mineral properties as set forth in the applicable feasibility studies.

The future development of the Corporation’s properties that are found to be economically feasible, including the expansion of the Ocampo mine and the El Cubo Project if new reserves are discovered, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure.  As a result, the Corporation is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

  the availability and costs of skilled labour, power, water, transportation and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Corporation’s mining properties.  It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies.  Accordingly, there are no assurances that the Corporation will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the Ocampo mine and the El Cubo Project.

Integration of New Acquisitions

The Corporation may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Corporation.

The Corporation recently acquired Mexgold and may make selected acquisitions in the future.  The Corporation’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions which fit the Corporation’s strategy;

  negotiating acceptable terms with the seller of the business or property to be acquired; and

  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Corporation does make further acquisitions, any positive effect on the Corporation’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;

  maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property;

  implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and

  to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Corporation’s cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments.  The integration of the Corporation’s existing operations with any acquired business will require significant expenditures of time, attention and funds.  Achievement of the benefits expected from consolidation would require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems.  The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays.  In addition, this integration may require significant attention from the Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations.  Over the short-term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating results, financial condition and the price of the Corporation’s Common Shares.  In addition, the acquisition of mineral properties may subject the Corporation to unforeseen liabilities, including environmental liabilities.

Market Price of Gold and Silver

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of the Corporation’s operations and financial condition.

The Corporation’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Corporation’s properties.  The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Corporation’s control, including:

  expectations with respect to the rate of inflation;

  the relative strength of the U.S. dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions;

  supply and demand for jewellery and industrial products containing metals;

  costs of substitutes;

  changes in global or regional investment or consumption patterns; and

  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.  A decrease in the market price of gold and silver could adversely affect the profitability of the Corporation’s existing mines and the Corporation’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Corporation’s financial condition and results of operations.  A decline in the market price of gold or silver, or both, may also require the Corporation to write-down its mineral reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, the Corporation may experience liquidity difficulties.

Foreign Operations

The Corporation’s Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

All of the Corporation's property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations.  As a result the Corporation’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Corporation believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Corporation’s projects are located) to foreign investment and mining to be favourable; however, investors should assess the political risks of investing in a foreign country.  Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Corporation of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Corporation’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Property Rights, Permits and Licensing

The Corporation requires various property rights, permits and licenses  in order to conduct its current and anticipated future operations and delays or a failure to obtain such property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Corporation has obtained, could have a material adverse effect on the Corporation.

The Corporation’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Corporation’s properties, require certain permits and licenses from various levels of governmental authorities.  The Corporation may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development.  There can be no assurance that all licenses, permits or property rights which the Corporation requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties.  Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Corporation has obtained, could have a material adverse impact on the Corporation.

In order for the Corporation to carry out its mining activities, the Corporation's exploitation licences must be kept current.  There is no guarantee that the Corporation's exploitation licences will be extended or that new exploitation licences will be granted.  In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved.  The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties.  The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances.  There can be no assurance that the Corporation will be able to comply with any such conditions.

Uncertainties of Title

Title to the Corporation’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Impact of Regulatory Requirements

Regulatory requirements significantly affect the Corporation’s mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.  Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

Impact of Environmental Laws and Regulations

The Corporation’s activities are subject to environmental laws and regulations that may increase the Corporation’s costs of doing business and restrict its operations.

The Corporation’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Corporation’s business, causing the Corporation to re-evaluate those activities at that time.

The Corporation cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Capital Investment

The Corporation will require significant external financing to continue its exploration and development activities on its mineral properties.

The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and to raise significant additional financing hereafter.  The sources of external financing that the Corporation may use for these purposes include project debt, and/or debt or equity offerings.  There is no assurance that the financing alternative chosen by the Corporation will be available to the Corporation, on favourable terms or at all.  Depending on the alternative chosen, the Corporation may have less control over the management of its projects.  There is no assurance that the Corporation will successfully increase revenues from existing and expanded production. Should the Corporation not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be lost entirely.

A summary of the Corporation’s financial commitments under the agreements under which the Corporation acquired its interests in the Ocampo mine is provided in the following table.  Also refer to “Description of Business”.

Agreement	Consideration	Terms
Compania Minera Global, S.A. de C.V.	$1,000,000	Upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	$1,545,000	8% of net profits attributable to related mining
		claims or upon sale of the related property,
		up to a maximum of $2,000,000
Compania Minera, Brenda, S.A. de C.V.	$250,000	Upon a minimum proven reserve amount

Conflicts of Interest

Certain of the Corporation’s directors and officers serve in similar positions with other public companies which put them in conflict of interest positions from time to time.

Certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a directors or officers of the Corporation and their duties as a directors, officers, promoters or members of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Dependence on Key Personnel

The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage the Corporation’s growth effectively could have a material adverse effect on its business and financial condition.

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons.  The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

In addition, the Corporation anticipates that, as it expands its existing production and brings additional properties into production, and as the Corporation acquires additional mineral rights, the Corporation will experience significant growth in its operations.  The Corporation expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel.  There can be no assurance that the Corporation will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel.  The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

Increased Competition and Costs

Increased competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. Recent high metal prices have increased demand for, and cost of, exploration, development and construction services and equipment.

The international mining industry is highly competitive.  The Corporation's ability to acquire properties and add reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  The Corporation may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Stock Price Volatility

The trading price for the Corporation’s securities is volatile.

The trading price of the Corporation’s Common Shares may be subject to large fluctuations. The trading price of the Corporation’s Common Shares may increase or decrease in response to a number of events and factors, including:

  the price of gold and other metals;

  the Corporation’s operating performance and the performance of competitors and other similar companies;

  the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

  changes in earnings estimates or recommendations by research analysts who track the Corporation’s Common Shares or the shares of other companies in the resource sector;

  changes in general economic conditions;

  the number of the Corporation’s Common Shares to be publicly traded after an offering;

  the arrival or departure of key personnel; and

  acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Corporation’s shares are affected by many variables not directly related to the Corporation’s success and are therefore not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Corporation’s shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges in which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Dilution

The Corporation may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Corporation may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Corporation cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Corporation’s Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

Currency

Because the Corporation’s producing properties are located in Mexico and will have production costs incurred in Mexican pesos, while gold and other metals are generally sold in United States dollars, the Mexican project results could be materially adversely affected by an appreciation of the Mexican peso.

Gold and other metals are sold throughout the world principally in United States dollars. The Corporation’s operating costs for its Mexican projects are incurred in Mexican pesos and certain costs are incurred and certain debt obligations are owed in United States dollars.  As a result, any significant and sustained appreciation of the Mexican peso against the United States dollar, or of the United States dollar against the Canadian dollar, may materially increase the Corporation’s costs and reduce revenues, if any, on its Mexican projects. The Corporation does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Lack of Hedging

Because the Corporation does not currently intend to use forward sale arrangements to protect against low commodity prices, the Corporation’s operating results are exposed to the impact of any significant drop in commodity prices.

The Corporation does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Corporation’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Corporation is producing, the Corporation would realize reduced revenues. While it is currently not the Corporation’s current intention to enter into forward sales arrangements, the Corporation is not restricted from entering into forward sales arrangements at a future date.

Dividends

No dividends have been or will be paid in the foreseeable future.

To date, the Corporation has paid no dividends on its Common Shares. The Corporation intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay dividends on the Common Shares in the foreseeable future. Any return on an investment in the Corporation’s Common Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future dividends, if any, will be reviewed periodically by the Corporation’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.   See “Dividends”.

Compliance with Sarbanes-Oxley

The Corporation may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Corporation documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (''SOX''). SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404.

Possible PFIC Status

The Corporation may be a ''passive foreign investment Corporation'' for the current and future taxable years under the U.S. Internal Revenue Code, which may result in adverse tax consequences for investors in the United States.

Shareholders and potential investors that are U.S. taxpayers should be aware that the Corporation may be a ''passive foreign investment Corporation'' under Section 1297(a) of the U.S. Internal Revenue Code (a ''PFIC'') for the current and future taxable years. If the Corporation is or becomes a PFIC, any gain recognized on the sale of Common Shares and any ''excess distributions'' (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

As an alternative to the U.S. federal income tax treatment if the Corporation is a PFIC as described above, a U.S. taxpayer that makes a ''QEF election'' generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Corporation’s ''net capital gain'' and ''ordinary earnings'' (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Corporation. U.S. taxpayers should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules in the event that the Corporation is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a ''mark-to-market election'' if the Corporation is a PFIC and the Common Shares are ''marketable stock'' (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such Common Shares.

Litigation

Gammon is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.  If Gammon is unable to resolve these disputes favourably, it may have a material adverse impact on Gammon's financial performance, cash flow and results of operations.  See “Legal Matters”.

CAPITAL STRUCTURE

Set forth below is a description of Gammon’s share capital.  The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Gammon and the relevant provisions of the Companies Act (Quebec).

General

The Corporation’s authorized capital consists of an unlimited number of Common Shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares.  A total of 118,326,068 Common Shares are issued and outstanding as at the date of this Annual Information Form.  There are no Class A or Class B preferred shares currently outstanding.

Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends.  The holders of Common Shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefore and to receive pro rata the remaining property of the Corporation on dissolution.  The holders of common shares have no pre-emptive or conversion rights.  The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, voting and redeemable at their paid-in value.  Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares.  The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, provided however that the Class A preferred shares have priority over the Class B preferred shares.  Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000, under the trading symbol “GAM”.  The Common Shares of the Corporation have been listed and posted for trading on the American Stock Exchange since September 4, 2003, under the trading symbol “GRS”. The following table sets forth the high and low trading prices and trading volume of the Common Shares as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
March 1 - 26, 2008	$10.36	$8.15	15,135,122
February, 2008	$9.48	$6.04	13,335,888
January, 2008	$9.60	$5.80	14,655,499
December, 2007	$9.13	$7.17	10,431,103
November, 2007	$10.89	$6.60	18,194,487
October, 2007	$12.02	$8.81	15,065,969
September 2007	$11.94	$7.49	23,838,368
August 2007	$11.95	$8.08	27,544,983
July 2007	$14.00	$11.96	18,822,914
June 2007	$15.37	$13.06	19,345,131
May 2007	$18.55	$14.01	29,398,658
April 2007	$21.03	$17.95	19,317,869
March 2007	$20.90	$17.75	10,470,375
February 2007	$21.76	$18.19	15,101,897
January 2007	$19.74	$16.77	17,538,052

Prior Sales

Except for the (i) the public offering of 10,000,000 common shares for gross proceeds of CAD$200 million in April 2007, as described under “General Development of the Business” above, and (ii) the issuance of common shares on the exercise of outstanding stock options and warrants in the ordinary course, there have been no prior sales of securities of the Corporation during the fiscal year ended December 31, 2007 and to the date of this Annual Information Form.

ESCROWED SECURITIES

To the knowledge of the Corporation, there are no securities of the Corporation which are held in escrow.

MATERIAL CONTRACTS

Except as disclosed in this Annual Information Form, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the fiscal year ended December 31, 2007, and to the date of this Annual Information Form.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

	December 31	December 31
	2007	2006
Production costs – labour(!)	$31,147,564	$19,509,027
Mining interests – labour(1)	2,437,344	3,717,149
Production costs – consumables(2)	2,032,928	3,040,831
Capital assets(3)	24,838	916,127
	$35,642,674	$27,183,134

Notes:

(1)

The Company pays a third party company related to Mr. Fred George, a director of the Company, for the provision of workers in the Mexican operations at cost plus 13%.  Gammon is committed to a fair and transparent procurement process for all goods and services and accordingly, in late 2007, a competitive bid process was conducted.  Four organizations submitted bids after which the same related party was selected as the most competitively priced and best resourced organization to provide the requested services.  On December 1, 2007, a new two year contract was signed at cost plus 10%.

(2)

The Company pays a third party company related to Mr. Canek Rangel, a director of the Company, for the provision of mine consumables. The Company believes these costs are at fair market value.

(3)

The Company pays a third party company related to Mr. Canek Rangel, a director of the Company, for the provision and construction of production and support facilities. The Company believes these costs are at fair market value.

As at December 31, 2007, the Company had included $1,775,351 (2006 - $1,730,561) in payables and accruals, representing amounts owing to these related parties.

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

As at December 31, 2007, the Corporation had bonuses payable to officers in the amount of $941,281.10 (December 31, 2006 - $1,207,021.50); directors and officers of the Corporation are entitled to hold management incentive stock options.  For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation’s Common Shares by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel.  The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation.  A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.  In general, see Risk Factors – Conflicts of Interest.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Trust Corporation of Canada (“Computershare”).  Computershare’s register of transfers for the Corporation’s Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation.  The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future.  The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the fiscal ended December 31, 2007, and to the date of this Annual Information Form:  (i) KPMG, LLP, Chartered Accountants, prepared an audit report as auditors of the Corporation, in connection with the audit of the Corporation’s audited annual financial statements for the fiscal year ended December 31, 2007; (ii) Mintec, Inc. Consulting Geologists, for information relating to the mineral reserve and mineral resource calculations for the Ocampo property; (iii) Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited, for information relating to the mineral reserve and mineral resource calculations for the Ocampo property and the El Cubo property and for the technical report dated May 31, 2006 titled “El Cubo Gold Silver Mine, Guanajuato, Mexico,”; and (iv) Pincock, Allen & Holt,  prepared a report dated November 25, 2002 and titled “Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico”.

The auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia;

DIRECTORS AND OFFICERS

The management of the Corporation consists of four (4) executive officers and five (5) directors as at March 26, 2007.  The table presented below provides the names of and related information concerning each executive officer and director as at the date of this Annual Information Form.  Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

Name, Position with the Corporation	Director/Officer Since	Common Shares	Stock Options	Principal Occupation
Fred George Bedford, Nova Scotia, Canada Chairman and President	Director and Officer of the Corporation and its predecessor companies since 1996	1,205,800(5)	4,215,977	Chairman and President, Gammon Gold Inc.
Rene Marion Hammonds Plains, Nova Scotia, Canada Chief Executive Officer	Officer of the Corporation and its predecessor companies since October 2007	Nil	500,000	Chief Executive Officer, Gammon Gold Inc.
Scott Perry, CPA Halifax, Nova Scotia, Canada Chief Financial Officer	Officer since February 2008	Nil	300,000	Chief Financial Officer, Gammon Gold Inc.
Russell Tremayne Chihuahua City, Mexico Chief Operating Officer	Officer since January 2008	Nil	100,000	Chief Operating Officer, Gammon Gold Inc.
Luis Chavez Chihuahua City, Mexico Director	Director since July 2007	Nil	75,000	President, Mexican Operations, Gammon Gold Inc.
Kent L. Noseworthy (1)(2)(3) Halifax, Nova Scotia, Canada Director	Director since July 2005	Nil	5,000	Barrister & Solicitor
Frank Conte (1)(2)(3) Eastern Passage, Nova Scotia, Canada Director	Director since July 2005	Nil	6,000	Retired Executive
Canek Rangel (1)(2)(3) Mexico City, Mexico Director	Director since September 2005	Nil	5,000	Mining Engineer

Notes:

1.

Member of the Audit Committee.  “Audit Committee Information”.

2.

Member of the Nominating and Corporate Governance Committee.

3.

Member of the Compensation Committee.

4.

Member of the Occupational Health and Safety Committee

5.

Represents approximately 1.0% of the outstanding Common Shares of the Corporation

Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

As at the date of this Annual Information Form, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,205,800 Common Shares (5,207,759 Common Shares if all options held by them are exercised), representing 1.0% of the currently outstanding Common Shares (4.4% current outstanding Common Shares if all options held by them are exercised) and 0.9% of the Common Shares on a fully diluted basis (4.1% current outstanding Common Shares on a fully diluted basis if all options held by them are exercised).

Board Effectiveness

For 2008 the Corporation has established an assessment process to determine the effectiveness of the Board, its Committees and the Directors.  This assessment will be conducted annually by a confidential survey prepared and administered by a third party. In addition the Corporation discloses Director attendance at Board and Committee meetings each year in its Management Information Circular.

AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Corporation’s board of directors is principally responsible for:

a)

recommending to the Corporation’s board of directors the external auditor to be nominated for election by the Corporation’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)

overseeing the work of the external auditor;

c)

reviewing the Corporation’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the board of directors and publicly disseminated by the Corporation; and

d)

reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2007, the Audit Committee met four (4) times.

The purposes of the Audit Committee are to assist the board of directors’ oversight of:

  the integrity of Gammon Gold’s financial statements;

  Gammon Gold’s compliance with legal and regulatory requirements;

  the risk management policies of management;

  the qualifications and independence of Gammon Gold’s independent auditors; and

  the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with National Instrument 52-110-Audit Committees (“MI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is found in this section of the Annual Information Form of the Corporation.

The Audit Committee’s Charter

The Corporation’s board of directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities.  The complete Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Kent L. Noseworthy(Chair), Frank Conte and Canek Rangel.  All of the members of the board of directors are independent and financially literate, as required by SEC Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent (1)	Financially Literate (2)
Kent L. Noseworthy	Yes	Yes
Frank Conte	Yes	Yes
Canek Rangel	Yes	Yes

Notes:

(1)

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation.  A “material relationship” is a relationship which could, in the view of the board of directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition in order to be considered independent a member of the board of directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected  to be raised by the Corporation’s financial statements, and (iv) an understanding of internal  controls and procedures for financial reporting.

  Kent L. Noseworthy is a practicing corporate/commercial lawyers with over twenty years of experience in advising corporate clients on business law and governance issues.

  Frank Conte has retired as a senior manager of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

  Canek Rangel is a professional engineer experienced in business issues related to mining and the conduct of mining activities in Mexico.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s board of directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member),  in subsection 3.3(2) (Controlled Companies), in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or section 3.8 (Acquisition of Financial Literacy) of MI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Specific Duties – Oversight of the Independent Auditor” in the Charter of the Audit Committee.

External Auditor Service Fees (By Category)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2007; and the fiscal year ended December 31, 2006:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2007	$455,520	$349,409	$88,925	$27,060
December 31, 2006	$506,286	$142,131	$113,967	$193,001

Notes:

(1)

The aggregate fees billed for audit services.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column, including fees relating to the review of out quarterly financial statements, services related to the filing of our prospectus translation services and accounting consultations.

(3)

The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)

For the fiscal year ended December 31, 2007 these services included due diligence services.  For the fiscal year ended December 31, 2006 these services included the documentation of the Corporation’s internal control procedures.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by Gammon in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Gammon’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of and with the participation of Gammon’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the U.S. Securities and Exchange Commission) as of December 31, 2007.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.  Accordingly, Gammon’s management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that Gammon’s internal controls over financial reporting will prevent or detect all error and all fraud.

Management continues to monitor and improve the controls related to non-routine and complex transactions, and the following changes have occurred:

  The Company hired two Corporate Controllers and a Mexican Finance & Accounting leader to provide additional review and oversight to the Company’s routine and non-routine accounting transactions;

  The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions; and

  The Company hired additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company’s operations and accounting requirements, with particular emphasis on filling Mexican based support roles.

Other than the remediation steps discussed above, there were no changes in the Company’s internal controls over financial reporting that occurred during the three months ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Gammon will continue to periodically review its disclosure controls and procedures and internal controls over financial reporting and may make modifications from time to time as considered necessary or desirable.  Gammon has been undertaking a comprehensive review of its existing internal controls over financial reporting in preparation for the reporting and attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 becoming effective.  In connection with such review, modifications have been made to Gammon’s disclosure controls and procedures and internal controls over financial reporting and modifications may, as appropriate, be made to Gammon’s disclosure controls and procedures or internal controls over financial reporting in the future.

ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. Upon request to the Corporation, the Corporation will provide to any person or Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's financial statements and management's discussion and analysis contained in the Corporation's Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this Annual Information Form please contact:

Gammon Gold Inc.

1601 Lower Water Street

Summit Place, PO Box 2067

Halifax, Nova Scotia B3J 2Z1

Tel:  902-468-0614

Fax:  902-468-0631

Email:  info@gammongold.com

Website: www.gammongold.com

SCHEDULE “A”

GAMMON GOLD INC.

AUDIT COMMITTEE MANDATE

The Audit Committee (hereinafter referred to as the “Committee”) has the responsibilities and duties as outlined below:

Mandate

  To perform such duties as may be required by applicable legislation and regulations

  To assist the Board of Directors in fulfilling its oversight responsibilities for:

    The integrity of the financial statements

    Compliance with legal and regulatory requirements relating to financial disclosure

    The external auditors’ independence, performance and fees

    Identification and monitoring of principal risks that could impact financial reporting

    The system of internal control for financial reporting

    Monitoring the effectiveness of the Corporation’s disclosure controls and procedures

  To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee.  All members of the Committee shall not be an officer or employee of the Corporation. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Corporation which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent.  Any non-independent directors can participate with the Committee as observers.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of shareholders.  Members shall hold office until the earlier of the time which their successors are appointed or they cease to be directors of the Corporation.  Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.

Conduct or authorize investigations into any matters within its scope of responsibility.

2.

Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.

3.

At the Corporation’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.

Meet with management, external auditors, or outside counsel, as necessary.

5.

Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

  Meetings of the Audit Committee may be called by:

  The Chair

  Any member of the Audit Committee

  The external auditor

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.

The Committee shall meet quarterly or more frequently as circumstances dictate.

3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting.  Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of management at each meeting.  The Audit Committee will meet in-camera with the external auditors at each meeting.  The Secretary of the Corporation shall act as Secretary of the Audit Committee and minutes of the Audit Committee shall be recorded and maintained by the Secretary.

Responsibilities

1.

As required by the Board, the external auditor reports directly to the Audit Committee.

2.

The Audit Committee must recommend to the Board of Directors:

a.

the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

b.

the compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor.  The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

 De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Corporation’s external auditor during the fiscal year in which the services are provided;

b.

the Corporation or subsidiaries of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee of the Corporation and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

The Audit Committee has instructed management that, to obtain pre-approval, management must detail the work to be preformed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

5.

The Audit Committee reviews and recommends to the Board approval of the Corporation’s financial statements, MD&A and annual and interim press releases prior to the disclosure of this information.  It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Corporation’s financial statements, contained in the Corporation’s other financial disclosures and must periodically assess the adequacy of those procedures.

6.

The Audit Committee must establish procedures for:

a.

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters; and

b.

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7.

The Audit Committee must review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

8.

The Audit Committee shall undertake a process to identify the principal risks of the business and ensuring appropriate risk management techniques are in place.  This will involve enquiry of management regarding how risks are managed as well as opinions from management and others regarding the degree of integrity of the risk mitigation strategies.

9.

The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.

10.

The Audit Committee shall review the Multilateral Instrument 52-110 – Audit Committees disclosure required in the Corporation’s Annual Information Form.

Committee Members:

Kent Noseworthy (Chair)

Frank Conte

Canek Rangel